AB. 5/16

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PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY . . 2007
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52978

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLEGIANCE CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 DONALD B. DEAN DRIVE SUITE 1
(No. and Street)

SO PORTLAND (City) ME (State) 04106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARK, DANA
(Name — *if individual, state last, first, middle name*)

128 AUBURN ST. (Address) PORTLAND (City) ME (State) 04103-2145 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 5/16

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, NEAL P. RICHARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALLEGIANCE CAPITAL, as of December 31, 19 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

FINOPS PRINCIPAL
Title

[signature]
Notary Public

SUSAN GIGNAC
NOTARY PUBLIC, MAINE
MY COMMISSION EXPIRES NOVEMBER 8, 2008

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Allegiance Capital, LLC

FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

CONTENTS

	Page
Independent Auditors' Report	2
Financial Statements	
Statements of Financial Condition	3
Statements of Income	4
Statements of Changes in Members' Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7-9
Supplemental Schedules	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10-11

CLARK, FRIEL and JOYCE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

128 Auburn Street
Portland, Maine 04103
(207) 797-2746
FAX: (207) 797-2796

Dana C. Clark, CPA, MST
Suzanne Friel, CPA, MST
M. Patrick Joyce, CPA

Independent Auditors' Report

Allegiance Capital, LLC
50 Donald B. Dean Drive Suite 1
South Portland, ME 04106

We have audited the accompanying statements of financial condition of Allegiance Capital, LLC (a limited liability company) as of December 31, 2006 and 2005, and the related statements of income, changes in members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegiance Capital, LLC at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Friel and Joyce, P.A.

Clark, Friel and Joyce, P.A.
February 26, 2007

Allegiance Capital, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

ASSETS

	2006	2005
CURRENT ASSETS		
Cash and cash equivalents	$109,157	$ 68,070
Accounts receivable	25,323	4,616
Prepaid expenses	2,850	2,520
Total current assets	137,330	75,206
PROPERTY AND EQUIPMENT		
Furniture (net of accumulated depreciation of $1,350 in 2006 and 2005)	-	-
OTHER ASSETS		
Cash and cash equivalents - restricted	25,000	25,000
Start-up costs (net of accumulated amortization of $5,192 in 2006 and $4,759 in 2005)	-	433
Total other assets	25,000	25,433
	$162,330	$100,639

LIABILITIES AND MEMBERS' EQUITY

	2006	2005
CURRENT LIABILITIES		
Accounts payable	$ 12,997	$ 2,107
Due to affiliate	69,188	31,170
Total current liabilities	82,185	33,277
MEMBERS' EQUITY	80,145	67,362
	$162,330	$100,639

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENTS OF INCOME
Years Ended December 31, 2006 and 2005

	2006	2005
REVENUES		
Commissions and consulting	$511,125	$356,518
Interest income	2,865	1,740
Total revenues	513,990	358,258
OPERATING EXPENSES		
Brokerage, exchange and clearance fees	151,595	109,790
Conference and meetings	-	530
Filing fees	6,730	3,576
Insurance	1,756	1,175
Interest expense	136	174
Professional development	3,757	320
Professional fees	20,813	13,489
Rent	54,174	44,339
Management fees	137,971	104,669
Commissions	39,173	-
Travel and entertainment	9,997	7,615
Utilities	-	684
Telephone	8,602	4,905
Amortization	433	1,038
Office expenses	9,514	10,072
Repairs and maintenance	361	277
Taxes - other	293	463
Advertising	1,478	-
Miscellaneous	2,935	4,059
Total operating expenses	449,718	307,175
NET INCOME	$ 64,272	$ 51,083

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2006 and 2005

	2006	2005
Balance, beginning of year	$67,362	$116,279
Net income	64,272	51,083
Members' distributions	(51,489)	(100,000)
Balance, end of year	$80,145	$ 67,362

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 64,272	$ 51,083
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization	433	1,038
Increase in accounts receivable	(20,707)	(2,078)
Increase in prepaid expenses	(330)	(522)
Increase (decrease) in accounts payable	10,890	(454)
Decrease in due from affiliates	-	39,186
Increase in due to affiliate	38,018	31,170
Total adjustments	28,304	68,340
Net cash provided by operating activities	92,576	119,423
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' distributions (net)	(51,489)	(100,000)
INCREASE IN CASH	41,087	19,423
Cash, beginning	93,070	73,647
Cash, ending	$134,157	$ 93,070

SUPPLEMENTAL DISCLOSURE REGARDING CASH FLOWS

	2006	2005
Interest paid	$ 136	$ 174

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Security and Exchange Commission (SEC) and the National Association of Security Dealers (NASD). The Company is a limited liability company organized in Maine.

Accounts Receivable

Bad debts are charged to operations in the year in which the account is determined uncollectible. If the reserve method of accounting for uncollectible accounts were used, it would not have a material effect on the financial statements.

Depreciation and Amortization

Property and equipment are stated at cost. Additions, renewals and betterments, unless of relatively minor amounts, are capitalized.

Depreciation is computed by using the method used for income tax purposes, which is an accelerated method over a statutory recovery period of seven years. If the straight-line basis using estimated useful lives were used, it would not have a material effect on the financial statements. Depreciation expense for the years ended December 31, 2006 and 2005 was $-0-.

When property and equipment is sold or retired, the related cost and any accumulated depreciation is removed from the accounts and any gain or loss is included in operations.

Start-up costs are stated at cost. Amortization is computed on a straight-line basis over 60 months. Amortization expense for the years ended December 31, 2006 and 2005 was $433 and $1,038, respectively.

Income Taxes

The Company is treated as a partnership for income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the Partnership's income whether or not that income is actually distributed.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts during the reporting period and at the date of the financial statements. Actual results could differ from those estimates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days and is not held for sale in the ordinary course of business.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Advertising Costs

Advertising costs are charged to operations when incurred.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1).

RELATED PARTY TRANSACTIONS

The Allegiance Financial Group, Inc., AFX Global Advisors, Inc., and Marlin Enterprises, LLC are related parties to the Company due to common ownership.

During the years ended December 31, 2006 and 2005, the Company paid to Allegiance Financial Group, Inc. a management fee of $137,971 and $104,669, respectively.

The Company and Allegiance Financial Group, Inc. share office space, computer equipment, furniture and other related expenses. Allegiance Financial Group, Inc. pays for all of the expenses and is then reimbursed by the Company for its proportionate share of those expenses. The total expenses reimbursed to Allegiance Financial Group, Inc. during the years ended December 31, 2006 and 2005 were $71,913 and $70,857, respectively.

At December 31, 2006 and 2005, the Company owed to Allegiance Financial Group, Inc. $69,188 and $31,170, respectively.

DEPOSITS HELD BY FINANCIAL INSTITUTIONS

At year-end, the carrying amount of the Company's deposits was $134,157 and the bank balance was $134,616. The bank balance is categorized as follows:

Amount insured by the FDIC or collateralized with securities held by the Company in its name	$ 17,825
Amount collateralized with securities held by the pledging financial institution's trust department in the Company's name	-
Amount uninsured and uncollateralized	116,791
Total bank balance	$134,616

The uninsured and uncollateralized were held at Pershing.

Allegiance Capital, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

NET CAPITAL		
Total members' equity from statement of financial condition		$80,145
Deduct ownership equity not allowable for net capital		-
Total members' equity qualified for net capital		80,145
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total members' equity and subordinated liabilities		80,145
Deductions and/or charges:		
Nonallowable assets		
Accounts receivable	-	
Prepaid expenses	2,850	
Furniture (net of accumulated depreciation)	-	
Start-up costs (net of accumulated amortization)	-	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities - propriety capital charges	-	
Other deductions and/or charges	-	(2,850)
Net capital before haircuts on securities positions		77,295
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Contractual securities commitments	-	
Subordinated securities borrowings	-	
Trading and investment securities:		
Exempted securities	-	
Debt securities	-	
Options	-	
Other securities	-	
Undue concentration	-	-
Net Capital		$77,295
Aggregate Indebtedness		
Total aggregate indebtedness liabilities from statement of financial condition		$ -
Add:		
Drafts for immediate credit	-	
Market value of securities borrowed for which no equivalent value is paid or credited	-	
Other unrecorded amounts	-	-
Total aggregate indebtedness		$ -
Percentage of aggregate indebtedness to net capital		0%

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ -
Minimum net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with rule 15c3-1	5,000
Net capital requirement (greater of above minimums)	5,000
Excess net capital (net capital less total aggregate indebtedness)	72,295
Net capital	$77,295

END